Exhibit 4.29

LEASE AMENDMENT #189093

LEASE AMENDMENT ("Agreement") made as of November 1, 2005, between NEVADA LAND AND RESOURCE COMPANY, LLC, a Nevada Limited Liability Company (hereinafter "NLRC"), and NORAMEX CORP., a Nevada corporation, (hereinafter Lessee").

RECITALS:

NLRC is the Lessor and NORAMEX CORPORATION is the Lessee under that certain Geothermal Lease, dated March 31, 2003, as amended May 1, 2005 and designated in the files of NLRC as Contract No. 189093, relating to use of Premises situated in the County of Humboldt, State of Nevada, (the "Premises"). Said contract, together with any and all modifications, supplements and amendments thereto, whether or not referred to above, being hereinafter called the "Lease".

Lessor and Lessee desire to amend the aforementioned Lease, effective November 1, 2005, upon the terms and conditions hereinafter set forth.

AGREEMENT

1.

The description of the Premises is amended to include the following Leased acreage, more particularly described as that property situate in Humboldt County

Township 36 North, Range 34 East, MDB&M

Section 35

All except portion in RR R/W 613.48 acres

The Leased acreage is more particularly described in Revised Exhibit "A", attached hereto and made a part hereof, which shall replace any and all previous legal descriptions or Exhibits of said Lease.

2.

The above addition changes the current Leased acreage from 2,558.80 acres to 3,172.28, a total addition of 613.48 acres.

3.

It is mutually understood and agreed that the Lease fee shall be increased to $6,344.56 payable annually in advance, and continuing each subsequent year, during the term of the Agreement, with an annual increase per the terms of the Lease.

4.

That section 4.2.1 of the Lease is deleted and replaced with the following:

"4.2.1 Production of Electrical Energy. The Royalty rate for the use of Geothermal Resources to produce electrical energy shall be three and one-half percent (3.5%) of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing Geothermal Resources from the Property, including revenues for bonuses, capacity or any other purpose arising from or relating to Lessee's production of Geothermal Resources or the generation of electrical energy on the Property. For greater certainty, in the event that other lands are pooled or unitized with all or any portion of the Property, then the Royalty rate for electrical production attributable to the Property shall remain unchanged at three and one-half percent (3.5%), and shall not be blended or otherwise affected by the royalty rates applicable to other lands that are pooled or unitized with the Property."

5.

Except as herein amended and supplemented, the Lease shall remain unchanged and continue in full farce and effect as written

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, in duplicate, as of the day and year first written above.

NEVADA LAND AND RESOURCE COMPANY, LLC

Per:

             /s/ Dorothy Timian- Palmer

Name: Dorothy Timian-Palmer

Title: Chief Operating Officer

I/We have the authority to bind the corporation

NORAMEX CORP.

Per:

             /s/ Brian Fairbank

Name: Brian D. Fairbank

Title: President

I/We have the authority to bind the corporation